UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

Finward Bancorp
(Exact name of registrant as specified in its charter)

Indiana	35-1927981
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

9204 Columbia Avenue Munster, Indiana	46321
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, without par value	The Nasdaq Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box.          ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box.          ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box.  ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates: Not applicable.

Securities to be registered pursuant to Section 12(g) of the Act: None.

EXPLANATORY NOTE

This Registration Statement on Form 8-A is being filed by Finward Bancorp, an Indiana corporation (the “Company”), with the Securities and Exchange Commission in connection with the listing of the Company’s Common Stock, without par value (the “Common Stock”), on The Nasdaq Capital Market.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.  Description of Registrant’s Securities to be Registered.

DESCRIPTION OF COMMON STOCK

The following is a description of the general terms, provisions, and rights of the Company’s Common Stock and related provisions of the Company’s Articles of Incorporation, as amended (the “Articles of Incorporation”), Amended and Restated By-Laws (the “By-Laws”), and applicable Indiana law.  This description is qualified in its entirety by, and should be read in conjunction with, the Articles of Incorporation, By-Laws, and applicable Indiana law.

Title and Class

The title and class of the capital stock of the Company to be registered is Common Stock, without par value.

Authorized Shares

The Company is authorized to issue up to 10,000,000 shares of Common Stock, of which 3,479,139 shares were outstanding as of November 2, 2021.

Dividend Rights

The Company may pay dividends and make other distributions at such times, in such amounts, to such persons, for such consideration, and upon such terms and conditions as the Company’s board of directors may determine, subject to all statutory restrictions, including certain banking law restrictions.

The Company’s declaration of dividends is subject to Indiana law, which generally prohibits the payment of dividends to amounts that will not affect the ability of the corporation, after the dividend has been distributed, to pay its debts in the ordinary course of business.  Moreover, such dividends may not exceed the difference between the Company’s total assets and total liabilities plus preferential amounts payable to shareholders with rights superior to those of the holders of Common Stock.

In addition, the Federal Reserve Board may prohibit the Company’s payment of dividends if it concludes such payment would raise safety and soundness concerns for either the Company or its wholly-owned Indiana commercial bank subsidiary, Peoples Bank.

Voting Rights

Each holder of Common Stock generally has the right to cast one vote for each share of Common Stock held of record on all matters submitted to a vote of shareholders of the Company.

Indiana law provides that shareholders may not cumulate their votes in the election of directors unless the corporation’s articles of incorporation so provide.  The Articles of Incorporation do not grant cumulative voting rights to the Company’s shareholders.

Number of Directors; Classification of the Board

The By-Laws state that the Company’s board of directors will consist of three or more members, with the number thereof to be determined from time to time by resolution of the board of directors.  The Company’s board of directors is divided into three classes, with each class containing directors as nearly equal in number as possible, with the term of office of one class expiring each year.  Each director holds office for the term for which he or she was elected and until his or her successor is elected and has qualified, or until his or her death, resignation, disqualification, or removal, or until there is a decrease in the number of directors.

Liquidation Rights

In the event of the liquidation, dissolution, and/or winding-up of the Company, either voluntary or involuntary, after payment is made to the holders of preferred stock, if any, of the full amount to which they may be entitled under the Articles of Incorporation, the holders of Common Stock are entitled, to the exclusion of the holders of preferred stock, to share ratably, according to the number of shares of Common Stock held by them, in all the remaining assets of the Company available for distribution to its shareholders.

Amendment of Articles of Incorporation and By-Laws

Except as otherwise provided below, amendments to the Articles of Incorporation must be approved by a majority vote of the Company’s board of directors and also by a vote of shareholders entitled to vote on the matter in which more votes are cast in favor of the amendment than against the amendment.

Any amendment or repeal of Article VIII of the Articles of Incorporation (regarding approval of business combinations), or of Sections 6.1 (regarding the number of members on the board of directors), 6.6 (regarding removal of directors), 7.2 (regarding special meetings of shareholders), 7.5 (regarding the By-Laws), 10.2 (regarding the redemption of shares acquired in control share acquisitions), or 10.3 (regarding election to be subject to Chapter 43 of the Indiana Business Corporation Law (the “IBCL”), the Indiana Business Combinations Statute), or any other amendment of the Articles of Incorporation which would have the effect of modifying or permitting circumvention of Article VIII or such other provisions of the Articles of Incorporation, requires the affirmative vote (i) of at least 80% of the votes entitled to be cast by the holders of the outstanding shares of all classes of the Company’s voting stock, acting as a single class; and (ii) a majority of the Company’s independent shareholders (which is generally defined in the Articles of Incorporation as shares beneficially owned by persons other than certain related persons of the Company).  Notwithstanding the foregoing, the voting thresholds described in the preceding sentence will not be required for any amendment to or repeal of the Articles of Incorporation if such amendment or repeal was approved by a favorable vote of at least two-thirds of the entire number of directors who qualify as “continuing directors” (as defined in the Articles of Incorporation) with respect to all related persons, in which case the amendment or repeal will only require more votes to be cast in favor of the amendment or repeal than cast against it.

The Articles of Incorporation also may be amended by the Company’s board of directors without shareholder approval to designate a new series of preferred shares.

The By-Laws may be amended only by a majority vote of the entire number of directors of the Company’s board at the time of the vote.

Anti-Takeover Effects of the Articles of Incorporation and By-Laws

General.  The Articles of Incorporation include several provisions that may have the effect of rendering the Company less attractive to potential acquirors, thereby discouraging future takeover attempts that certain shareholders might deem to be in their best interests, or pursuant to which shareholders might receive a substantial premium for their shares over then-current market prices, but would not be approved by the Company’s board of directors.  These provisions also have the effect of rendering the removal of management and the incumbent board of directors more difficult.  However, the Company’s board has concluded that the potential benefits of these restrictive provisions outweigh the possible disadvantages.

Directors.  Certain provisions in the Articles of Incorporation and By-Laws impede changes in the majority control of the Company’s board of directors.  The By-Laws provide that the board will be divided into three classes, with directors in each class elected for staggered three-year terms.  As a result, it would take two annual elections to replace a majority of the Company’s board.  Further, the By-Laws impose notice and information requirements in connection with the nomination by shareholders of candidates for election to the board of directors or the proposal by shareholders of business to be acted upon at an annual meeting of shareholders.

The By-Laws provide that any vacancy occurring in the board, including a vacancy created by resignation, death, incapacity, or an increase in the number of directors, will be filled by selection of a successor, to serve for the remainder of the unexpired term, by a majority vote of the remaining members of the board; provided that, if such vacancy or vacancies leaves the board with no members or if the remaining members of the board are unable to agree upon a successor or determine not to select a successor, such vacancy may be filled by a vote of the shareholders at a special meeting called for that purpose or at the next annual meeting of shareholders.

Under the Articles of Incorporation, any or all of the members of the board may be removed, for good cause, only at a meeting of the Company’s shareholders called expressly for that purpose, by the affirmative vote of the holders of outstanding shares representing at least 80% of all the votes entitled to be cast at an election of directors.  Directors may not be removed in the absence of good cause.

Restrictions on Call of Special Meetings.  The By-Laws state that special shareholders’ meetings may be called at any time by the board of directors or the President, and shall be called by the board if the Secretary of the Company receives written, dated, and signed demands for a special meeting from the holders of shares representing at least 80% of all votes entitled to be cast on any issue proposed to be considered at the proposed special meeting.

No Cumulative Voting.  The Articles of Incorporation do not provide for cumulative voting rights in the election of directors.

Authorization of Preferred Stock.  The Company is authorized to issue preferred stock from time to time in one or more series subject to applicable provisions of law, and the board of directors is authorized to fix the designations, powers, preferences, and relative participating, optional, and other special rights of such shares, including voting rights, if any.  In the event of a proposed merger, tender offer, or other attempt to gain control of the Company not approved by the board of directors, it might be possible for the board to authorize the issuance of a series of preferred stock with rights and preferences that would impede the completion of such a transaction.  An effect of the possible issuance of preferred stock, therefore, may be to deter a future takeover attempt.

Evaluation of Offers. The IBCL specifically authorizes directors, in considering the best interests of a corporation, to consider the effects of any action on shareholders, employees, suppliers, and customers of the corporation, the communities in which offices or other facilities of the corporation are located, and any other factors the directors consider pertinent.  The Articles of Incorporation provide that the board, in determining whether to take or refrain from taking any action with respect to any matter, including the evaluation of a business combination or tender or exchange offer, and including making or declining to make any recommendation to shareholders of the Company, may consider both the short term and long term best interests of the Company (including the possibility that these interests may be best served by the continued independence of the Company), taking into account, and weighing as the board deems appropriate, the social and economic effects thereof on the Company’s present and future employees, suppliers, and customers and its subsidiaries, the communities in which offices or other facilities of the Company are located, and any other factors the directors consider pertinent.

Procedures for Certain Business Combinations.  The Articles of Incorporation require the affirmative vote of 80% of the outstanding shares of all classes of voting stock (subject to certain “fair price” and supermajority director approval exceptions), and an independent majority of shareholders, to approve certain business combinations with holders of more than 10% of the Company’s voting shares or their affiliates.

Amendments to Articles of Incorporation and By-Laws.  As noted above, except for certain exceptions, amendments to the Articles of Incorporation must be approved by a majority vote of the Company’s board and also by a vote of shareholders in which more votes are cast in favor of the amendment than against the amendment.  Additionally, any amendment or repeal of Article VIII of the Articles of Incorporation (regarding approval of business combinations), or of Sections 6.1 (regarding the number of members on the board of directors), 6.6 (regarding removal of directors), 7.2 (regarding special meetings of shareholders), 7.5 (regarding the By-Laws), 10.2 (regarding the redemption of shares acquired in control share acquisitions), or 10.3 (regarding election to be subject to Chapter 43 of the IBCL, the Indiana Business Combinations Statute), or any other amendment of the Articles of Incorporation which would have the effect of modifying or permitting circumvention of Article VIII or such other provisions of the Articles of Incorporation, requires the affirmative vote (i) of at least 80% of the votes entitled to be cast by the holders of the outstanding shares of all classes of the Company’s voting stock, acting as a single class; and (ii) a majority of the Company’s independent shareholders.

The Articles of Incorporation may be amended by the board without shareholder approval to designate a new series of preferred shares.

The By-Laws may be amended only by a majority vote of the entire number of directors of the Company’s board at the time of the vote.

Absence of Other Rights

The Company’s Common Stock has no sinking fund or redemption provisions or preemptive, conversion, or exchange rights.

Item 2.  Exhibits.

Pursuant to the Instructions as to Exhibits with respect to Form 8-A, no exhibits are required to be filed because no other securities of the Company are registered on The Nasdaq Stock Market LLC and the securities registered hereby are not being registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

FINWARD BANCORP

	By:	/s/ Peymon S. Torabi
Date: November 2, 2021		Peymon S. Torabi Executive Vice President, Chief Financial Officer and Treasurer